UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

Aurora Mobile Limited
(Name of Issuer)

Class A common shares, par value US$0.0001 per share
(Title of Class of Securities)

051857100[1]
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☑Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 CUSIP number 0518571001 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are listed on Nasdaq Global Market under the symbol “JG.” Three ADSs represent two Class A common shares of the Issuer, par value US$0.0001 per share.

CUSIP No.	051857100
1.	Names of Reporting Persons IDG-Accel China Growth Fund III L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 7,318,780 Class A common shares (1)
	6.	Shared Voting Power 518,860 Class A common shares (2)
	7.	Sole Dispositive Power 7,318,780 Class A common shares (1)
	8.	Shared Dispositive Power 518,860 Class A common shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,837,640 Class A common shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.2% (3)
12.	Type of Reporting Person (See Instructions) PN

(1) The reporting person is the record owner of these shares. By virtue of being the general partner of the reporting person, IDG-Accel China Growth Fund III Associates L.P. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of IDG-Accel China Growth Fund III Associates L.P., IDG-Accel China Growth Fund GP III Associates Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being shareholders and the two directors of IDG-Accel China Growth Fund GP III Associates Ltd., Quan Zhou and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares. IDG-Accel China Growth Fund GP III Associates Ltd. is also the general partner of IDG-Accel China III Investors L.P., which may be deemed to have shared voting and dispositive power with respect to these shares.

(2) IDG-Accel China III Investors L.P. is the record owner of these shares. The reporting person and IDG-Accel China III Investors L.P. have the same ultimate general partner. By virtue of such relationship, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Percent of class is calculated based on an aggregate of 59,594,126 Class A common shares of the Issuer as of December 31, 2018.

CUSIP No.	051857100
1.	Names of Reporting Persons IDG-Accel China Growth Fund III Associates L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 7,318,780 Class A common shares (1)
	6.	Shared Voting Power 518,860 Class A common shares (2)
	7.	Sole Dispositive Power 7,318,780 Class A common shares (1)
	8.	Shared Dispositive Power 518,860 Class A common shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,837,640 Class A common shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.2% (3)
12.	Type of Reporting Person (See Instructions) PN

(1) IDG-Accel China Growth Fund III L.P. is the record owner of these shares. By virtue of being the general partner of IDG-Accel China Growth Fund III L.P., the reporting person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG-Accel China III Investors L.P. is the record owner of these shares. The reporting person and IDG-Accel China III Investors L.P. have the same ultimate general partner. By virtue of such relationship, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Percent of class is calculated based on an aggregate of 59,594,126 Class A common shares of the Issuer as of December 31, 2018.

CUSIP No.	051857100
1.	Names of Reporting Persons IDG-Accel China III Investors L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 518,860 Class A common shares (1)
	6.	Shared Voting Power 7,318,780 Class A common shares (2)
	7.	Sole Dispositive Power 518,860 Class A common shares (1)
	8.	Shared Dispositive Power 7,318,780 Class A common shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,837,640 Class A common shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.2% (3)
12.	Type of Reporting Person (See Instructions) PN

(1) The reporting person is the record owner of these shares. By virtue of being the general partner of the reporting person, IDG-Accel China Growth Fund GP III Associates Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being shareholders and the two directors of IDG-Accel China Growth Fund GP III Associates Ltd., Quan Zhou and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares. IDG-Accel China Growth Fund GP III Associates Ltd. is also the general partner of IDG-Accel China Growth Fund III Associates L.P., which is the general partner of IDG-Accel China Growth Fund III L.P. By virtue of such relationships, each of IDG-Accel China Growth Fund III Associates L.P. and IDG-Accel China Growth Fund III L.P. may be deemed to have shared voting and dispositive power with respect to these shares.

(2) IDG-Accel China Growth Fund III L.P. is the record owner of these shares. The reporting person and IDG-Accel China Growth Fund III L.P. have the same ultimate general partner. By virtue of such relationship, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Percent of class is calculated based on an aggregate of 59,594,126 Class A common shares of the Issuer as of December 31, 2018.

CUSIP No.	051857100
1.	Names of Reporting Persons IDG-Accel China Growth Fund GP III Associates Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 7,837,640 Class A common shares (1)
	6.	Shared Voting Power 0 Class A common share
	7.	Sole Dispositive Power 7,837,640 Class A common shares (1)
	8.	Shared Dispositive Power 0 Class A common share
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,837,640 Class A common shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.2% (2)
12.	Type of Reporting Person (See Instructions) CO

(1) IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. are the record owners of these shares. The reporting person is the general partner of IDG-Accel China III Investors L.P. and IDG-Accel China Growth Fund III Associates L.P., which is the general partner of IDG-Accel China Growth Fund III L.P. By virtue of such relationships, the reporting person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) Percent of class is calculated based on an aggregate of 59,594,126 Class A common shares of the Issuer as of December 31, 2018.

CUSIP No.	051857100
1.	Names of Reporting Persons Quan Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0 Class A common share
	6.	Shared Voting Power 7,837,640 Class A common shares (1)
	7.	Sole Dispositive Power 0 Class A common share
	8.	Shared Dispositive Power 7,837,640 Class A common shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,837,640 Class A common shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.2% (2)
12.	Type of Reporting Person (See Instructions) IN

(1) Including 7,318,780 Class A common shares of which the record owner is IDG-Accel China Growth Fund III L.P. and 518,860 Class A common shares of which the record owner is IDG-Accel China III Investors L.P. The general partner of IDG-Accel China Growth Fund III L.P. is IDG-Accel China Growth Fund III Associates L.P., of which the general partner is IDG-Accel China Growth Fund GP III Associates Ltd., of which the reporting person and Chi Sing Ho are shareholders and the two directors. IDG-Accel China Growth Fund GP III Associates Ltd. is also the general partner of IDG-Accel China III Investors L.P. By virtue of such relationships, the reporting person may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Percent of class is calculated based on an aggregate of 59,594,126 Class A common shares of the Issuer as of December 31, 2018.

CUSIP No.	051857100
1.	Names of Reporting Persons Chi Sing Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0 Class A common share
	6.	Shared Voting Power 7,837,640 Class A common shares (1)
	7.	Sole Dispositive Power 0 Class A common share
	8.	Shared Dispositive Power 7,837,640 Class A common shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,837,640 Class A common shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.2% (2)
12.	Type of Reporting Person (See Instructions) IN

(1) Including 7,318,780 Class A common shares of which the record owner is IDG-Accel China Growth Fund III L.P. and 518,860 Class A common shares of which the record owner is IDG-Accel China III Investors L.P. The general partner of IDG-Accel China Growth Fund III L.P. is IDG-Accel China Growth Fund III Associates L.P., of which the general partner is IDG-Accel China Growth Fund GP III Associates Ltd., of which the reporting person and Quan Zhou are shareholders and the two directors. IDG-Accel China Growth Fund GP III Associates Ltd. is also the general partner of IDG-Accel China III Investors L.P. By virtue of such relationships, the reporting person may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Percent of class is calculated based on an aggregate of 59,594,126 Class A common shares of the Issuer as of December 31, 2018.

Item 1(a).  Name of Issuer

Aurora Mobile Limited

Item 1(b).  Address of Issuer’s Principal Executive Offices

5/F, Building No. 7, Zhiheng Industrial Park,

Nantou Guankou Road 2, Nanshan District,

Shenzhen, Guangdong, 518052, People’s Republic of China

Item 2(a).  Name of Persons Filing

1.	IDG-Accel China Growth Fund III L.P.
2.	IDG-Accel China Growth Fund III Associates L.P.
3.	IDG-Accel China III Investors L.P.
4.	IDG-Accel China Growth Fund GP III Associates Ltd.
5.	Quan Zhou
6.	Chi Sing Ho

Item 2(b).  Address of Principal Business Office or, If None, Residence

For all reporting persons:

c/o IDG Capital Management (HK) Limited.

Unit 5505, The Center

99 Queen’s Road Central

Hong Kong

Item 2(c).  Citizenship

Quan Zhou is a citizen of the United States of America. Chi Sing Ho is a citizen of Canada. Each of IDG-Accel China Growth Fund III L.P., IDG-Accel China Growth Fund III Associates L.P., IDG-Accel China III Investors L.P., and IDG-Accel China Growth Fund GP III Associates Ltd. is organized under the laws of the Cayman Islands.

Item 2(d).  Title of Class of Securities

Class A common shares, US$0.0001 par value per share.

Item 2(e).  CUSIP Number

CUSIP number 051857100 has been assigned to ADSs of the Issuer.

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4.  Ownership.

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class.

N/A.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

 N/A.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A.

Item 8.  Identification and Classification of Members of the Group.

N/A.

Item 9.  Notice of Dissolution of Group.

N/A.

Item 10.  Certifications.

N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2019

IDG-Accel China Growth Fund III L.P.

By: IDG-Accel China Growth Fund III Associates L.P.,

its General Partner

By: IDG-Accel China Growth Fund GP III Associates Ltd.,

General Partner of IDG-Accel China Growth Fund III Associates L.P.

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-Accel China III Investors L.P. By: IDG-Accel China Growth Fund GP III Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-Accel China Growth Fund III Associates L.P. By: IDG-Accel China Growth Fund GP III Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-Accel China Growth Fund GP III Associates Ltd.

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

QUAN ZHOU

/s/ Quan ZHOU

CHI SING HO

/s/ Chi Sing HO

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree (i) to the joint filing, on behalf of each of them, of a statement on Schedule 13G (including amendments thereto) with respect to Class A common shares, par value US$0.0001 per share of Aurora Mobile Limited, a Cayman Islands company; and (ii) that this joint filing agreement may be included as an Exhibit to such joint filing. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

Dated: February 11, 2019

IDG-Accel China Growth Fund III L.P.

By: IDG-Accel China Growth Fund III Associates L.P.,

its General Partner

By: IDG-Accel China Growth Fund GP III Associates Ltd.,

General Partner of IDG-Accel China Growth Fund III Associates L.P.

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-Accel China III Investors L.P. By: IDG-Accel China Growth Fund GP III Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-Accel China Growth Fund III Associates L.P. By: IDG-Accel China Growth Fund GP III Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-Accel China Growth Fund GP III Associates Ltd.

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

QUAN ZHOU

/s/ Quan ZHOU

CHI SING HO

/s/ Chi Sing HO